UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579202	Schedule 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Rankin Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,195
	8	SHARED VOTING POWER 203,972
	9	SOLE DISPOSITIVE POWER 9,195
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,195
	8	SHARED VOTING POWER 203,972
	9	SOLE DISPOSITIVE POWER 9,195
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 5 of 7

Part II to Schedule 13D

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associations IV, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D filed by the Reporting Persons on March 8, 2005 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2006, as amended by Amendment No. 2 filed on February 13, 2009, as amended by Amendment No. 3 filed on February 16, 2010, as amended by Amendment No. 4 filed on February 14, 2012, as amended by Amendment No. 5 filed on February 14, 2013, as amended by Amendment No. 6 filed on February 14, 2014, as amended by Amendment No. 7 filed on February 13, 2015, as amended by Amendment No. 8 filed on February 14, 2017, as amended by Amendment No. 9 filed on February 13, 2018, as amended by Amendment No. 10 filed on February 12, 2021, as amended by Amendment No. 11 filed on February 11, 2022, as amended by Amendment No. 12 filed on February 10, 2023 and as amended by Amendment No.13 filed February 12, 2024 (collectively, the “Filings”). This Amendment No. 14 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the contribution of an aggregate of 203,972 shares of Class B Common from certain Reporting Persons to AMR Associates NC, L.P., a Delaware limited partnership (“AMR Associates NC”). Capitalized items used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2.	Identity and Background.

(a)–(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of the Issuer at 22901 Millcreek Boulevard, Suite 600, Cleveland, Ohio 44122, (b) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060 and (c) Executive Chairman of Hyster-Yale, Inc. at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124.

Item 5.	Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by the Partnership with the other general partners of the Partnership and shares the power to dispose of the 400,000 shares of Class B Common held by the Partnership with the other general partners and limited partners of the Partnership and (c) as trustee and beneficiary of a trust that is a limited partner of AMR Associates NC, shares the power to dispose of 203,972 shares of Class B Common with the general partners of AMR Associates NC. Collectively, the 1,076,343 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr. constitute approximately 68.8% of the Class B Common outstanding as of December 13, 2024.

The statements under the heading Helen Rankin Butler which appear in the Filings, are hereby deleted and replaced by the following:

Helen Rankin Butler. Ms. Butler has the sole power to vote and to dispose of 9,195 shares of Class B Common. Ms. Butler (a) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 400,000 shares of Class B Common held by the Partnership with the general partners and other limited partners of the Partnership and (c) as trustee and beneficiary of a trust that is a general partner of AMR Associated NC, shares the power to vote the 203,972 shares of Class Common B held by AMR Associates NC with the other general partner of AMR Associates NC and shares the power to dispose of 203,972 shares of Class B Common held by AMR Associates NC with the other general partner and the limited partner of AMR Associates NC. Collectively, the 1,085,538 shares of Class B Common beneficially owned by Helen Rankin Butler constitute approximately 69.3% of the Class B Common outstanding as of December 13, 2024.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced by the following:

CUSIP No. 629579202	Schedule 13D/A	Page 6 of 7

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and to dispose of 9,195 shares of Class B Common. Ms. Williams (a) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 400,000 shares of Class B Common held by the Partnership with the general partners and other limited partners of the Partnership and (c) as trustee and beneficiary of a trust that is a general partner of AMR Associates NC, shares the power to vote the 203,972 shares of Class Common B held by AMR Associates NC with the other general partner of AMR Associates NC and shares the power to dispose of 203,972 shares of Class B Common held by AMR Associates NC with the other general partner and the limited partner of AMR Associates NC. Collectively, the 1,085,538 shares of Class B Common beneficially owned by Clara T. Rankin Williams constitute approximately 69.3% of the Class B Common outstanding as of December 13, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective December 16, 2024, each of the Issuer, the new Participating Stockholder and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add an additional Participating Stockholder under the Stockholders’ Agreement. A copy of the Sixth Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 26 and is incorporated herein in its entirety.

AMR Associates NC, L.P.

Under the terms of the Limited Partnership Agreement of AMR Associates NC, L.P., dated as of December 5, 2024, among the partners party thereto (the “AMR Associates NC Partnership Agreement”), filed as Exhibit 27 hereto and incorporated herein by reference, Helen R. Butler and Clara T. Rankin Williams have the power to vote the Class A Common and Class B Common held by the partnership. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of AMR Associates NC.

The AMR Associates NC Partnership Agreement restricts the transfer of all partnership interests, including the general partnership interests, in AMR Associates NC (“AMR Associates NC Partnership Interests”) by the partners and provides the partners and the partnership with a right of first refusal to acquire AMR Associates NC Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of AMR Associates NC Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the AMR Associates NC Partnership Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Filings is hereby amended by adding the following:

Exhibit 26	Sixth Amendment to Amended and Restated Stockholders’ Agreement, dated as of December 16, 2024, by and between the Depository, the Issuer, the new Participating Stockholder and the Participating Stockholders.

Exhibit 27	Limited Partnership Agreement of AMR Associates NC, L.P., dated as of December 5, 2024.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 629579202	Schedule 13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024

Name: Rankin Associates IV, L.P.

By: Main Trust of Alfred M. Rankin, Jr., created under the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara R. Williams*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Chloe O. Rankin Trust *
Attorney-in-Fact for 2012 Corbin K. Rankin Trust*
Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Thomas P.K. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 19 of the Filings.